Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101611

Pricing Supplement No. 5
Dated January 12, 2004
(To Prospectus dated December 23, 2002 and Prospectus Supplement dated February 24, 2003, as supplemented by a Supplement
dated November 7, 2003 and a Supplement dated January 12, 2004)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

Fixed Rate Notes

The Notes are not Discount Notes

Principal Amount: $75,000,000	Specified Currency: U.S. dollars
Settlement Date (Original Issue Date):	Stated Maturity Date: January 15, 2014
January 15, 2004	Authorized Denomination: A/S
Interest Payment Dates: April 15 and October 15,
commencing April 15, 2004	Initial Redemption Percentage: N/A
Initial Redemption Date: N/A	Optional Repayment Date(s): N/A
Annual Redemption Percentage Reduction: N/A	Interest Rate: 5.13%
Exchange Rate Agent: N/A	Regular Record Date(s): A/S
Default Rate: N/A	Additional/Other Terms: N/A
Day Count: 30/360	Net Proceeds to the Company: 98.575%
Agent: Banc One Capital Markets, Inc.

Agent’s Commission: Banc One Capital Markets, Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Such varying prices will include interest accrued from October 3, 2003.

          “N/A” as used herein means “Not Applicable.” “A/S” as used herein means “As stated in the Prospectus Supplement referred to above.”

          These notes represent a reopening of the 5.13% medium-term notes due 2014 issued by United Dominion Realty Trust, Inc., and these notes constitute a single series of notes with those notes.

          Pursuant to U.S. Treasury regulations section 1.1275-2(k)(3), the issuance of the notes will be treated as a “qualified reopening” of the fixed rate notes with an original issue date of October 3, 2003 (the “original notes”). Therefore, for purposes of the rules governing original issue discount, the notes will have the same issue date, issue price and adjusted issue price as the original notes. See “Federal Income Tax Consequences — U.S. Holders — Original Issue Discount” in the prospectus supplement. Depending on your purchase price for your notes, your notes may have a market discount or amortizable bond premium. See “Federal Income Tax Consequences — U.S. Holders — Market Discount” and “— Acquisition Premium; Amortizable

Bond Premium” in the prospectus supplement. The purchase price for the notes will also reflect interest accrued from October 3, 2003 (“pre-issuance accrued interest”), which will be included in the accrued interest to be paid on the first interest payment date on April 15, 2004. In accordance with U.S. Treasury regulations section 1.1273-2(m), for purposes of the rules governing original issue, United Dominion Realty Trust, Inc. will exclude the pre-issuance accrued interest from the issue price of the notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payable on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the notes.

BANC ONE CAPITAL MARKETS, INC.